Exhibit (e)(6)

(DENNISON LETTERHEAD)

PRIVATE AND CONFIDENTIAL

July 1, 2003

Dear :

As you may be aware, Grupo Iusacell, S.A. de C.V. (“Iusacell”) is in the process of being sold. In anticipation of the sale of Iusacell, it is crucial that we continue to conduct business as usual during the period preceding the date of the sale of the business (the “Closing Date”) and that we retain people like yourself whose skill is essential to Iusacell’s ongoing business efforts. Accordingly, this letter is intended to provide you with an incentive to continue your employment with Iusacell through the Closing Date or, should the proposed sale of Iusacell be terminated, through the date of such termination (the “Termination Date”).

In order to be eligible for this incentive bonus, you must remain an active employee of Iusacell through the Closing Date or Termination Date, as applicable (the period from the date of this letter through the Closing Date or Termination Date is referred to as the “retention period”). Your job function may vary during the retention period and will be defined based on the needs of the business.

1.	Retention Bonus. Subject to the terms and conditions set forth herein, on or about 45 days following the Closing Date, you will receive a Retention Bonus equal (less withholding of applicable taxes) to two (2) months of your base annual salary as of the Closing Date (exclusive of any incentives and bonuses).

2.	Partial Bonus. If the sale of Iusacell is terminated (for any reason), on or about 45 days following the Termination Date, you will receive, in lieu of the Retention Bonus described above, a special bonus (a “Partial Bonus”) equal (less withholding of applicable taxes) to fifty percent (50%) of the Retention Bonus you would have otherwise received had the Closing Date occurred on the Termination Date.

3.	Involuntary Termination Without Cause, Death or Disability. If prior to the sale of Iusacell, your employment is terminated involuntarily without cause, due to a reduction in force (RIF) or due to your death or disability, you (or in the event of your death, your estate) will receive a full Retention Bonus or, as the case may be, a full Partial Bonus payment. Under no circumstances will your resignation from employment or retirement for any reason constitute an involuntary termination without cause for purposes of this letter. All payments under this paragraph shall be paid at the same time the Retention Bonus or Partial Bonus is paid to other eligible employees.

4.	Circumstances When No Bonus Will Be Paid. You will not receive a Retention Bonus if the Closing Date does not occur. If the Closing Date does not occur, you will only be eligible to receive a Partial Bonus as outlined in paragraph 2. Should you resign or retire for any reason prior to the Closing Date (or, if applicable, the Termination Date), or should you at any time engage in conduct that would constitute cause (as defined below), you will not be eligible to receive any portion of the Retention Bonus or Partial Bonus, as the case may be. For purposes of this letter, “cause” means that Iusacell determines that any of the following have occurred: (i) you have been insubordinate or failed to devote your full-time efforts to performing your responsibilities in good faith as an employee of the organization, (ii) you have violated a criminal law (other than traffic citations or minor misdemeanors), whether or not there has been a conviction, (iii) you have engaged in conduct which, if it were known by the public, would harm the reputation of Iusacell, or (iv) you have failed to comply with the provisions of paragraph 5 below.

5.	Obligations.

(a) Performance of Duties. For so long as you are employed by Iusacell, you shall fully and faithfully perform your duties and responsibilities; and, shall diligently devote your entire business skill, time and effort to the affairs of Iusacell in accordance with the duties assigned to you, and you shall perform all such duties in a manner reasonably calculated to promote the best interests of Iusacell.

(b) Confidentiality. Unless and until the precise terms of this letter, and the precise amount of any payment eligible to be paid or actually paid under this letter, are disclosed in writing to the public by Iusacell, you shall hold the terms of this letter and the amount of any payment or right hereunder in strict confidence, except that you may disclose such details (i) on a confidential basis to your spouse (if any), and to any financial counselor, tax adviser or legal counsel retained by you, or (ii) to the extent such disclosure is legally required.

6.	Payment Taxable/Non-Benefit Bearing/Non-Deferrable. All applicable taxes will be withheld from any payment made pursuant to this letter. The Retention Bonus or Partial Retention Bonus you may receive under the terms of this letter is not a form of compensation that is eligible to be contributed to any employer-sponsored or government-sponsored benefit plan, or that is eligible to be taken into account under any pension plan, life insurance, or any other employee benefit plan maintained by your employing company or any government entity.

7.	No Duplication of Benefits. Any payment otherwise due under this letter shall be reduced by any amounts due under any other retention incentive program.

8.	No Guarantee of Employment/Governing Law. This letter is not intended to constitute a contract to retain you in the employ of Iusacell. This letter shall be interpreted and enforced in accordance with the laws of the State of New York, except to the extent that state law is pre-empted by any applicable federal law.

I hope that the terms of this letter will provide you with a level of comfort as you continue your valuable contributions to Iusacell. It is a pleasure to have you as part of the team.

Sincerely,

Jeanne M. Dennison

Group Vice President—International Human Resources

Copy to: Daniel Petri